

Japanese (b. 1959)

Yoshitomo Nara

INVEST NOW

0% Progress



The Painting

Nara is Asia's "Most Expensive" Contemporary artist. This painting is his most desirable subject at auction, making up all of his top ten auction records.

Initial Offering Price	$1,138,000
Offering Circular	sec.gov
Deal Sheet	Download

High Sharp

Yoshitomo N
compared to

Yosh

S&P

Bon

Gold

Fundamentals

Unique Market Position: Nara sells the majority of his work in Hong Kong, over $400 million since 2020, giving him unique access to this key market in the global art economy.

Commercial Collabs: Nara has collaborated with luxury designer Stella McCartney on two separate occasions, contributing designs to McCartney's runway shows, apparel, and accessories. The collections were a hit, and pieces frequently sold out.

Most Desirable Style: Portraits of young girls against a solid background are Yoshitomo Nara's most desirable subject at auction, making up all ten of his top auction records.

"Asia's Most Expensive Contemporary Artist": In 2023, the Chinese art market became the second largest in the world, second only to the US. Nara's dominance in the region has made him "Asia's most expensive contemporary artist."

Top-Selling Contemporary Artist: Yoshitomo Nara was the second-highest-selling contemporary artist at auction in 2024, second only to Jean-Michel Basquiat. This is his third year in a row in the position.

Consistent Appreciation: Nara works have historically appreciated 92% of the time they've returned to auction. 77 repeat sales, from '03-'24.

Outpaces traditional assets: Nara's Sharpe Ratio is 1.27 ('03-'24), while the S&P is .65, Bonds are .35, and Real Estate is .31 over the same time period.

Major International Retrospective: In 2024, Nara opened a massive retrospective exhibition at the Guggenheim Bilbao, which will travel to museums in Germany and London this year. (A Masterworks painting was included in this exhibition, requested by Nara himself!)

The Artist

Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. Nuanced depictions of children, in a myriad of emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii (or "creepy-cute") aesthetic.

Established

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is **Established** based on scoring in Masterworks internal Artist Market Rating Profiles.

Important Collectors and Museums

Art Institute of Chicago	Chicago, IL
Brad Pitt	Actor, Producer
British Museum	London, England
Iris Apatow	Actress
Museum of Contemporary Art	Los Angeles, CA
Museum of Modern Art	New York, NY
National Gallery of Art	Washington D.C.
Shawn Levy	Filmmaker, Actor
Stella McCartney	Fashion Designer

Financials

Price Appreciation of Similar Works

19.9%



$1m
$800k
$600k
$400k
$200k
$0
2008
2011
2014
2017
2020
2023

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Untitled	2011	16 × 11 in	4/16/2025	$1,138,000
Wheels Go Round (1994)	1994	13 × 16 in	11/28/2023	$645,120
Stars	2012	18 × 18 in	7/11/2022	$1,070,071
Wheels Go Round 《旋轉輪》 (1994)	1994	12 × 15 in	7/8/2020	$483,855
Witching	1999	12 × 11 in	5/13/2020	$740,000
Girl With A Knife	1998	11 × 10 in	3/4/2020	$615,000
"Mini Face"	2001	11 × 10 in	5/17/2018	$756,500
Angel	-	13 × 10 in	3/10/2017	$292,319
Untitled	1995	12 × 16 in	3/24/2016	$185,760
"Little Red Trooper"	1996	13 × 10 in	10/4/2015	$309,600
Revolving wheel	1994	12 × 15 in	11/1/2014	$146,520
"walk On"	1994	18 × 15 in	6/26/2013	$175,343

SHOW LESS